Filed Pursuant to Rule 433
Registration No. 333-233403-01

System Energy Resources, Inc.

$200,000,000
First Mortgage Bonds,
2.14% Series due December 9, 2025

Final Terms and Conditions
December 7, 2020

Issuer:	System Energy Resources, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	December 7, 2020

Settlement Date (T+2):	December 9, 2020

Principal Amount:	$200,000,000

Interest Rate:	2.14%

Interest Payment Dates:	June 9 and December 9 of each year

First Interest Payment Date:	June 9, 2021

Final Maturity Date:	December 9, 2025

Optional Redemption Terms:	Make-whole call at any time prior to November 9, 2025 at a discount rate of Treasury plus 30 bps and, thereafter, at par

Benchmark Treasury:	0.375% due November 30, 2025

Benchmark Treasury Price:	99-28+

Benchmark Treasury Yield:	0.397%

Spread to Benchmark Treasury:	+175 bps

Re-offer Yield:	2.147%

Price to Public:	99.967% of the principal amount

Net Proceeds Before Expenses:	$198,934,000

CUSIP / ISIN:	871911 AT0 / US871911AT09

Sole Book-Running Manager:	Morgan Stanley & Co. LLC

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

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